Shareholder meeting results
(Unaudited)

December 18, 2009 meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

			Votes for	Votes withheld
Ravi Akhoury		7,270,653	349,976
Jameson A. Baxter	7,305,010	315,619
Charles B. Curtis	7,309,052	311,577
Robert J. Darretta	7,283,343	337,286
Myra R. Drucker		7,299,766	320,863
John A. Hill		7,287,855	332,774
Paul L. Joskow		7,316,047	304,582
Elizabeth T. Kennan	7,308,603	312,026
Kenneth R. Leibler	7,288,519	332,110
Robert E. Patterson	7,266,974	353,655
George Putnam, III	7,305,467	315,162
Robert L. Reynolds	7,323,574	297,055
W. Thomas Stephens	7,319,430	301,199
Richard B. Worley	7,318,144	302,485

A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:

Votes		Votes				Broker
for		against		Abstentions	non-votes
5,148,791	206,168		162,322		2,103,348

All tabulations are rounded to the nearest whole number.